                                                                      Exhibit 99

Buenos Aires, June 30, 2002


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Ladies and Gentlemen:

        Pistrelli, Diaz y Asociados (signs member of Andersen), our independent public accountant, has represented us that its audit of our consolidated financial statements as of December 31, 2001 was subject to Andersen's quality control system for its U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Pistrelli, Diaz y Asociados personnel working on the audit, availability of U.S. national office consultation and availability of personnel at foreign affiliates of Pistrelli, Diaz y Asociados to conduct the relevant portions of the audit.

Very truly yours,


                                    BANCO RIO DE LA PLATA S.A.



                                    By:         /s/ Angel O. Agaliano
                                        ----------------------------------------
                                        Name:   Angel O. Agaliano
                                        Title:  Principal Accounting Officer